Exhibit (6)(a)(2)


                    AGREEMENT AND PLAN OF REORGANIZATION AND
                             CORPORATION SEPARATION


Agreement made as of the 18th day of August 1999 between  General  Environmental
Corporation   ("GEC"),  a  Delaware   Corporation,   and  EnviroMart.com,   Inc.
("EnviroMart") a New Hampshire Corporation.

Whereas GEC owns all of the outstanding Class A common stock of its subsidiary, EnviroMart; and,

Whereas it is the desire of GEC to separate the business of EnviroMart from the business of GEC pursuant to section 355 of the Internal Revenue Code of 1986 as amended, and;

Whereas as of this date a business plan has not been put together and there is no book value or intangible value in EnviroMart and therefore its shares are of diminutive or no value.

Now Therefore in consideration of the mutual covenants and obligations herein set forth the parties hereto agree as follows:

     1. EnviroMart shall issue a class B non-voting of common stock which shall be exchanged for class A common stock to effect the spin off and separation of the parties pursuant to Section 355 of the Internal Revenue Code of 1986 as amended.

     2. EnviroMart shall upon issuance of the class B Common stock cancel the outstanding share certificate held by General Environmental representing all 1000 shares of the outstanding and issued common stock.

     3. EnviroMart shall cause the issuance of the shares to the General Environmental Corporation shareholders and the exchange of the Class B common stock for class A shares without the requirement of the General Environmental Corporation shareholders surrendering any of their shares in General Environmental Corporation.

     4. EnviroMart shall issue 8 million class B non- voting shares in the name of General Environmental Corporation as nominee for its shareholders as of November 15, 1999 which shall be redeemable for class A common stock under a formula as approved by the Board of Directors of EnviroMart.

     5. EnviroMart shall issue 400,000 class B non-voting shares in the name of General Environmental Corporation, which will be redeemable into class, A common shares under a formula as approved by the Board of Directors of EnviroMart.

     6. The voting class A common shares to be exchanged for the redeemable class B non-voting shares shall in no way represent any increase in value from the date of this Separation Agreement to the date of the exchange provided for herein.

     7. The distribution of the class A shares and redemption of the class B non-voting shares shall be completed as and when determined by the Board of Directors of EnviroMart.

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     8.   This Agreement shall constitute the entire agreement and understanding
          between  the  parties  and   supercedes   all  prior   agreements  and
          understandings related hereto. The law of the State of New Hampshire shall govern this Agreement.

     9. This Agreement may be executed in two or more counterparts, each of which shall be an original but all of which shall constitute but one agreement.

     10. The parties agree that at any time and from time to time after the date of this Agreement that they will execute and deliver and take such acts as required to effect the Plan.

          Executed as of the date first above written.

          General Environmental Corporation        EnviroMart.com, Inc.


          _____________________________            _____________________________
          By: Herbert T. Sears                     By: W. Edward Nichols
          Chairman / CEO                           President

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